                                    FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                               Commission File Number: 333-10486


                           For the Month of June 2002


                            Trend Micro Incorporated
                (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Sibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F
                                  ---                 ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No  X
                            ---                   ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  --------------

Information furnished on this form:


                               Table of Contents



1. Press release of June 26, 2002 announcing U.S. GAAP financial information for the fiscal year ended December 31, 2001.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Trend Micro Incorporated

Date: June 26, 2002                       By: /s/ Mahendra Negi
                                              --------------------
                                              Mahendra Negi
                                              Representative Director;
                                              Chief Financial Officer
                                              and Executive Vice
                                              President

Press Release                                                       Attachment 1

TREND MICRO ANNOUNCED ITS U.S. GAAP FINANCIAL INFORMATION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Tokyo, Japan - June 26, 2002 - Trend Micro Incorporated (Nasdaq: TMIC, Tokyo Stock Exchange: 4704), a worldwide leader in network antivirus and Internet content security solutions, today announced its U.S. GAAP financial information for the fiscal year ended December 31, 2001.

1. Financial Highlights for FY 2001(January 1, 2001 through December 31, 2001)
* The amounts shown in U.S. dollars are for convenience only, exchanged by rate:
1US$=132JPY
(1) Consolidated Results of Operations


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                Income before income
                                              Compared                            Compared   taxes, minority interest    Compared
                                               to the                              to the           and equity in        to the
                           Net sales          previous     Operating income       previous      loss of affiliated       previous
                                                year                                year             companies             year
---------------------------------------------------------------------------------------------------------------------------------
                     Millions of  Millions of      %  Millions of   Millions of         %     Millions of Millions of         %
                         yen          US$                yen           US$                        yen        US$
      FY2001           31,326       237.32     56.1     7,516         56.94         36.0         7,757      58.76         12.5
      FY2000           20,070       152.05     47.2     5,527         41.87         40.6         6,892      52.21         72.3
---------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
                                              Compared
                                               to the     Net income   Net income     Return on      Ordinary
                           Net Income         previous    per share    per share    shareholders'  income/total    Ordinary
                                                year       (basic)     (diluted)       equity      assets ratio  income ratio
-------------------------------------------------------------------------------------------------------------------------------
                     Millions of  Millions of       %     Yen    US$    Yen  US$             %             %              %
                        yen          US$
      FY2001           4,386        33.23       19.4     33.33  0.25   33.02 0.25       15.9           14.2          24.8
      FY2000           3,675        27.84       71.1     28.18  0.21   27.53 0.21       17.6           18.8          34.3
-------------------------------------------------------------------------------------------------------------------------------

(Note)   1) Loss on investment in affiliated companies:     - 130 millions of yen (FY2001)
                                                            -  88 millions of yen (FY2000)
         2) Number of weighted average shares outstanding:        131,594,913 shares (FY2001)
                                                                  130,388,962 shares (FY2000)
         3) The company made no accounting changes in accounting principle, which had material effects on the financial position and
            results of operations, during the period.
         4) The percentage of sales, operating income, net income before tax and net income are in comparison to the previous year.


(2) Consolidated Financial Position


-------------------------------------------------------------------------------------------------------------------------------
                                                                                  Shareholders'      Shareholders' equity
                          Total assets               Shareholders' equity         equity ratio             per share
-------------------------------------------------------------------------------------------------------------------------------
                     Millions of  Millions of    Millions of   Millions of               %            Yen        Millions of
                         yen         US$             yen          US$                                               US$
      FY 2001          64,729       490.37         30,766        233.08             47.5             233.00        1.77
      FY 2000          44,574       337.69         24,344        184.43             54.6             185.66        1.41
-------------------------------------------------------------------------------------------------------------------------------
(Note) Number of shares issued at the end of fiscal year:  132,043,182 shares (FY2001)
                                                           131,120,842 shares (FY2000)



(3) Consolidated Cash Flows

-------------------------------------------------------------------------------------------------------------------------------
                        Cash flows from         Cash flows from investing        Cash flows from        Ending balance of cash
                       operating activities            activities              financing activities       and cash equivalent
-------------------------------------------------------------------------------------------------------------------------------
                     Millions of  Millions of   Millions of    Millions of   Millions of  Millions of  Millions of  Millions of
                        yen           US$          yen            US$           yen           US$          yen          US$
      FY 2001          12,240       92.73        -2,918         -22.11         5,784         43.82       40,783       308.96
      FY 2000          6,086        46.10        -4,141         -31.37         6,496         49.21       24,436       185.12
-------------------------------------------------------------------------------------------------------------------------------

(4) Basis of consolidation and application of equity method:
    The number of consolidated subsidiaries.................................. 18
    The number of unconsolidated subsidiaries................................  -
    The number of affiliated companies.......................................  4
(5) Change in the basis of consolidation and application of equity method:
    The number of additional consolidated subsidiaries.......................  2
    The number of excluded consolidated subsidiaries.........................  -
    The number of additional consolidated affiliated companies...............  1
    The number of excluded consolidated affiliated companies.................  -


Previously, on February 6, 2002, Trend Micro announced its Japanese GAAP financial information for the same period. Significant differences between Japanese GAAP and U.S. GAAP applicable to Trend Micro are summarized below.

Goodwill write-off (2,000 million yen), which was recorded as other expenses under Japanese GAAP, was recorded as operating expenses under U.S. GAAP for the fiscal year ended December 31, 2001.

From the fiscal year ended December 31, 2001, Trend Micro and Trend Micro Incorporated (Taiwan) have adopted the deferred revenue accounting for their Post-contract Customer Support service for its Japanese GAAP financial reporting purposes. The cumulative effect of adopting the deferred revenue accounting of 3,009 million yen was recorded as extraordinary loss under Japanese GAAP for the fiscal year ended December 31, 2001. For its U.S. GAAP reporting purposes, Trend Micro and Trend Micro Incorporated (Taiwan) have historically adopted the deferred revenue accounting for their Post-contract Customer Support service on a consistent basis.

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                                                                     Thousands of
                                                                                           Thousands of yen          U.S. dollars
                                                                                ---------------------------------    ------------
                                                                                             December 31             December 31,
                                                                                      2000              2001             2001
                                                                                ---------------    --------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents ...............................................     (Yen)24,435,503   (Yen)40,782,650      $308,959
  Time deposits ...........................................................            -                   70,768           536
  Marketable securities ...................................................           1,893,475         1,847,113        13,993
  Notes and accounts receivable, trade - less
   allowance for doubtful accounts and sales returns of (Yen) 646,566
   and (Yen) 850,376 ($6,442). ............................................           8,133,700        11,430,383        86,594
  Inventories .............................................................             318,188           238,881         1,810
  Deferred income taxes ...................................................           2,687,913         3,218,595        24,383
  Prepaid expenses and other current assets ...............................             607,142           786,997         5,962
                                                                                ---------------   ---------------
          Total current assets ............................................          38,075,921        58,375,387       442,237
                                                                                ---------------   ---------------      --------

Investments and other assets:
  Securities investments ..................................................           1,335,849         1,304,489         9,882
  Investment in and advances to affiliate company .........................             182,473            84,929           643
  Goodwill and intangibles ................................................           2,740,827         1,110,462         8,413
  Deferred income taxes ...................................................             446,004           972,201         7,366
  Other ...................................................................             570,742           868,377         6,579
                                                                                ---------------   ---------------      --------

                                                                                      5,275,895         4,340,458        32,883
                                                                                ---------------   ---------------      --------

Property and equipment:
  Office furniture and equipment ..........................................           1,536,444         2,317,359        17,556
  Other properties ........................................................             443,102         1,003,901         7,605
                                                                                ---------------   ---------------      --------

                                                                                      1,979,546         3,321,260        25,161
  Less:  Accumulated depreciation .........................................            (756,898)       (1,308,386)       (9,912)
                                                                                ---------------   ---------------      --------

                                                                                      1,222,648         2,012,874        15,249
                                                                                ---------------   ---------------      --------

                                                                                (Yen)44,574,464   (Yen)64,728,719      $490,369
                                                                                ===============   ===============      ========

                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                                                     Thousands of
                                                                                           Thousands of yen          U.S. dollars
                                                                                ---------------------------------    ------------
                                                                                             December 31             December 31,
                                                                                      2000              2001             2001
                                                                                ---------------    --------------    ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt ........................................   (Yen)     57,200    (Yen) 3,000,000     $ 22,727
  Notes payable, trade .....................................................            132,499            175,510        1,330
  Accounts payable, trade ..................................................            796,782          1,206,486        9,140
  Accounts payable, other ..................................................            517,247          1,806,527       13,686
  Withholding income taxes .................................................            120,994            264,608        2,005
  Accrued expenses .........................................................            615,850          1,529,358       11,586
  Accrued income and other taxes ...........................................          2,014,589          3,359,572       25,451
  Deferred revenue .........................................................          5,043,425          9,342,597       70,777
  Other ....................................................................            415,372            304,525        2,307
                                                                                ---------------    ---------------     --------

       Total current liabilities ...........................................          9,713,958         20,989,183      159,009
                                                                                ---------------    ---------------     --------
Long-term liabilities:
  Long term debt ...........................................................          9,799,900         11,500,000       87,121
  Deferred revenue .........................................................            548,225            916,873        6,946
  Accrued pension and severance costs ......................................            168,032            277,488        2,102
  Other ....................................................................                  -            279,149        2,115
                                                                                ---------------    ---------------     --------

                                                                                     10,516,157         12,973,510       98,284
                                                                                ---------------    ---------------     --------

Shareholders' equity:
  Common stock
    Authorized
    - 2000 250,000,000 shares ((Yen)50 par value)
    - 2001 250,000,000 shares
    Issued and outstanding
    - 2000 131,120,842 shares ..............................................          6,183,266
    - 2001 132,052,284 shares                                                                            6,833,678       51,770
  Additional paid-in capital ...............................................         11,631,591         12,144,908       92,007
  Legal reserve ............................................................            149,991            149,991        1,136
  Retained earnings ........................................................          6,745,769         11,127,585       84,300
  Accumulated other comprehensive income -
    Net unrealized gain (loss) on debt and equity securities ...............           (168,277)          (310,480)      (2,352)
    Cumulative translation adjustments .....................................           (169,616)           848,873        6,431
                                                                                ---------------    ---------------     --------

                                                                                       (337,893)           538,393        4,079
                                                                                ---------------    ---------------     --------

  Treasury stock, at cost (2000 - 5,262 shares; 2001
    -9,102 shares) .........................................................            (28,375)           (28,529)        (216)
                                                                                ---------------    ---------------     --------

                                                                                     24,344,349         30,766,026      233,076
                                                                                ---------------    ---------------     --------

Commitments and contingent liabilities .....................................                  -                  -            -

       Total liabilities and shareholders' equity ..........................    (Yen)44,574,464    (Yen)64,728,719     $490,369
                                                                                ===============    ===============     ========



                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                                      Thousands of
                                                                            Thousands of yen                         U.S. dollars
                                                          ------------------------------------------------------  ------------------
                                                                            For the year ended                    For the year ended
                                                                                December 31                          December 31,
                                                                1999               2000                 2001             2001
                                                          ---------------   ------------------   ---------------  ------------------
Net sales .............................................   (Yen)13,633,170   (Yen)20,070,366      (Yen)31,326,321        $237,321
Cost of sales .........................................           481,574         1,474,689            1,898,971          14,387
                                                           --------------   ---------------      ---------------        --------
    Gross profit ......................................        13,151,596        18,595,677           29,427,350         222,934
                                                           --------------   ---------------      ---------------        --------
Operating expenses:
    Selling ...........................................         3,453,296         5,445,167            7,177,519          54,375
    Research and development ..........................          994,340          2,043,480            2,755,200          20,873
    General and administrative ........................         4,772,038         5,303,661            9,725,458          73,678
    Goodwill amortization .............................                 -           276,286                    -               -
    Goodwill write-off ................................                 -                 -            2,253,559          17,072
                                                           ---------------  ---------------      ---------------        --------

                                                                9,219,674        13,068,594           21,911,736         165,998
                                                           ---------------  ---------------      ---------------        --------

    Operating income ..................................         3,931,922         5,527,083            7,515,614          56,936
                                                           --------------   ---------------      ---------------        --------

Other income (expenses):
    Interest income ...................................           148,487           241,133              393,254           2,979
    Interest expense ..................................           (66,526)         (220,960)            (296,625)         (2,247)
    Gain on sales of marketable securities ............           280,532           119,650               19,975             151
    Foreign exchange gain (loss), net .................          (174,921)          283,305              585,671           4,437
    Other income (expense), net .......................          (120,298)          941,500             (461,312)         (3,494)
                                                           ---------------  ---------------      ---------------        --------

                                                                   67,274         1,364,628              240,963           1,826
                                                           ---------------  ---------------      ---------------        --------

Income before income taxes, minority interest and
  equity in loss of affiliated companies ..............         3,999,196         6,891,711            7,756,577          58,762
                                                           --------------   ---------------      ---------------        --------

Income taxes:
    Current ...........................................         2,538,455         4,701,426            4,214,459          31,928
    Deferred ..........................................          (688,988)       (1,578,889)            (973,338)         (7,374)

                                                                1,849,467         3,122,537            3,241,121          24,554
                                                           --------------   ---------------      ---------------        --------

Income before minority interest and equity in
  losses of affiliated companies ......................         2,149,729         3,769,174            4,515,456          34,208
                                                           ---------------  ---------------      ---------------        --------

Minority interest in income of a consolidated
  subsidiary ..........................................                 -             6,845                    -               -
                                                           ---------------  ---------------      ---------------        --------

Income from consolidated companies ....................         2,149,729         3,762,329            4,515,456          34,208
Equity in losses of affiliated companies ..............             2,356            87,672              129,544             981
                                                           ---------------  ---------------      ---------------        --------

Net income ............................................   (Yen) 2,147,373   (Yen) 3,674,657      (Yen) 4,385,912        $ 33,227
                                                          ===============   ===============      ===============        ========

                                                                Yen               Yen                  Yen            U.S. dollars
                                                          ---------------   ---------------      ---------------      ------------
Per share data:
    Net income - basic. ...............................   (Yen)     16.90   (Yen)     28.18      (Yen)     33.33        $   0.25
               - diluted. .............................             16.42             27.53                33.02            0.25
    Cash dividends ....................................              1.67                 -                    -               -




                            TREND MICRO INCORPORATED
                         AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                                    Thousands of
                                                                            Thousands of yen                         U.S. dollars
                                                          ------------------------------------------------------  ------------------
                                                                            For the year ended                    For the year ended
                                                                                December 31                          December 31,
                                                                1999               2000                 2001             2001
                                                          ---------------   ------------------   ---------------  ------------------
Cash flows from operating activities:
  Net income ...........................................  (Yen) 2,147,373   (Yen) 3,674,657      (Yen) 4,385,912      $   33,227
  Adjustments to reconcile net income to net cash
   provided by operating activities -
    Amortization of deferred compensation related to
     stock warrants ....................................          379,803           101,528                    -               -
    Depreciation and amortization ......................          428,238         1,014,281            3,604,342          27,306
    Pension and severance costs, less payments .........           58,579            40,361              103,576             785

    Deferred income taxes ..............................         (688,988)       (1,578,889)            (973,338)         (7,374)
    Gain on sales of marketable securities .............         (280,532)         (119,650)             (19,975)           (151)

    Equity in losses of affiliated companies ...........            2,356            87,672              129,544             981
    Changes in assets and liabilities:
     Increase in deferred revenue ......................        1,123,053         2,975,760            4,141,118          31,372
     Increase in accounts receivable,
      net of allowances ................................       (1,945,194)       (1,849,641)          (2,660,035)        (20,152)
     (Increase) decrease in inventories ................             (541)         (234,841)              87,290             661
     Increase in notes and
      accounts payable trade ...........................          377,869            51,234              360,097           2,728
     Increase in accrued income and other taxes ........          273,696         1,141,049            1,336,964          10,129
     (Increase) decrease in other current assets .......         (370,227)          425,223             (132,105)         (1,001)
     Increase (decrease) in accounts payable, other ....          (42,540)         (133,267)             832,287           6,305
     Increase in other current liabilities .............                -            62,997            1,192,476           9,033
     Decrease (increase) in other assets ...............           23,729           268,804             (526,330)         (3,987)
     Other .............................................            1,192           158,555              378,408           2,867
                                                           --------------   ---------------      ---------------      ----------

       Net cash provided by
        operating activities ...........................        1,487,866         6,085,833           12,240,231          92,729
                                                           --------------   ---------------      ---------------      ----------

Cash flows from investing activities:
  Payments for purchases of fixed assets ...............         (620,218)         (876,964)          (1,760,235)        (13,335)
  Payments for acquisitions of software ................         (185,455)         (488,577)            (969,360)         (7,344)
  Proceeds from sales of marketable securities .........        2,388,480           239,486            2,811,975           1,303
  Proceeds from maturities of marketable securities ....        1,101,846           100,000                    -               -
  Payments for purchases of marketable securities and
   security investments ................................       (5,264,042)         (407,012)          (2,897,926)        (21,954)
  Acquisition, net of cash acquired ....................                -        (2,508,248)                   -               -
  Investments in affiliated companies ..................          (72,500)         (200,000)             (32,000)           (242)
  Payments for time deposit ............................                -                 -              (70,768)           (536)
Other ..................................................               92                 -                    -               -
                                                           --------------   ---------------      ---------------      ----------
                                                                        -                 -                    -               -

       Net cash used in investing activities ...........  (Yen)(2,651,797)  (Yen)(4,141,315)     (Yen)(2,918,314)     ($)(22,108)
                                                           ==============    ==============       ==============       =========


                            TREND MICRO INCORPORATED
                          AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                 Thousands of
                                                                         Thousands of yen                         U.S. dollars
                                                       ------------------------------------------------------  ------------------
                                                                         For the year ended                    For the year ended
                                                                             December 31                          December 31,
                                                             1999               2000                 2001             2001
                                                       ---------------   ------------------   ---------------  ------------------
Cash flows from financing activities:
  Issuance of common stock pursuant to
   exercise of stock warrants ......................           671,292         1,527,019              955,414           7,238
  Tax benefit from exercise of non-qualified
   stock warrants ..................................         1,048,435         1,702,289              211,985           1,606
  Proceeds from issuance of bonds ..................         6,000,000         5,000,000           12,500,000          94,697
  Purchase of  treasury bonds ......................                 -                 -           (6,812,000)        (51,606)
Redemption of bonds ................................                 -        (1,300,000)            (900,000)         (6,818)
  Decrease in short-term borrowings ................                 -          (226,000)                   -               -
  Decrease in long-term borrowings .................                 -          (127,685)            (157,100)         (1,190)
  Purchase of/proceeds from sales of treasury
   stock, net ......................................           (70,600)          (78,617)             (13,556)           (103)
  Dividends paid ...................................          (208,337)                -                    -               -
  Other ............................................           141,415            (1,426)                (943)             (7)
                                                        --------------   ---------------      ---------------        --------

Net cash provided by financing activities ..........         7,582,205         6,495,580            5,783,800          43,817
                                                        --------------   ---------------      ---------------        --------
Effect of exchange rate changes on cash and cash
 equivalents .......................................          (165,870)          346,524            1,241,430           9,404
                                                        --------------   ---------------      ---------------        --------

Net increase in cash and cash equivalents ..........         6,252,404         8,786,622           16,347,147         123,842
Cash and cash equivalents at beginning of year .....         9,396,477        15,648,881           24,435,503         185,117
                                                        --------------   ---------------      ---------------        --------
Cash and cash equivalents at end of year ...........   (Yen)15,648,881   (Yen)24,435,503      (Yen)40,782,650        $308,959
                                                        ==============   ===============      ===============        ========



Notes:
(1) Balance sheet and income statement of fiscal year 2000 and the related numbers are retroactively restated by the effect of stock split on March 31, 2001(1:2 stock split).

(2) US dollar amounts in the financial statements are calculated by the approximate exchange rate as of December 28, 2001 (JPY132.00=U.S.$1) and are for reference only.

ABOUT TREND MICRO, INC.
Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has its North American headquarters in Cupertino, CA and business units worldwide. Trend Micro products are sold directly, and are also available through corporate resellers and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit www.trendmicro.com or call (800) 228-5651 in North America.

FOR ADDITIONAL INFORMATION:
Mr. Mahendra Negi
Chief Financial Officer/IR Officer
phone: +81-3-5334-4899
fax: +81-3-5334-4874
ir@trendmicro.co.jp